                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.    1     )*
                                          ---------

                              Deotexis, Inc.
           --------------------------------------------------------
                              (Name of Issuer)

                               Common Stock
           --------------------------------------------------------
                       (Title of Class of Securities)

                                249507-10-4
           --------------------------------------------------------
                               (CUSIP Number)

                                Gerold Tebbe
                               Deotexis, Inc.
                        885 Third Avenue, Suite 2900
                        New York, New York 10022-4834
                               (212) 829-5698
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                              February 24, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of 7 Pages

CUSIP No.  249507-10-4                 13D                 Page 2 of 7 Pages

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 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Overton Holdings Limited
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 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
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 (3) SEC Use Only

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 (4) Source of Funds*                                                   N/A

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 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
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 (6) Citizenship or Place of Organization

     Turks and Caicos Islands, British West Indies
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Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                             2,733,943
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                                     0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                             2,733,943
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                                     0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,733,943
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*     /X/

     Amount shown in Row (11) does not include 50,000 shares of the Issuer owned by Deotexis AG, a Swiss corporation wholly-owned and controlled by Gerold Tebbe, as to which Overton Holdings Limited specifically disclaims ownership.
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                  60.13%

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(14) Type of Reporting Person*

                                                                         HC, CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  249507-10-4                 13D                 Page 3 of 7 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Gerold Tebbe
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                                                                         N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Federal Republic of Germany
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                             2,783,943
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                                     0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                             2,783,943
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                                     0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,783,943
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                61.23%

-------------------------------------------------------------------------------
(14) Type of Reporting Person*

                                                                             IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                          Page 4 of 7 Pages
ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock, $.001 par value (the "Common Stock"), of Deotexis, Inc. (the "Issuer"). Prior to the disposition described herein, Overton Holdings Limited ("Overton") owned 4,183,125 shares of the Common Stock of the Issuer. On February 24, 1998, Mr. Gerold Tebbe caused Overton to gift 1,449,182 of those shares to 486 individuals and a handful of entities, to satisfy a commitment made prior to Overton's acquisition of the shares.

         The Issuer's principal executive office is located at 885 Third Avenue, Suite 2900, New York, New York 10022-4834.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed by (i) Overton, a corporation organized under the laws of the Turks and Caicos Islands, British West Indies, and (ii) Gerold Tebbe, an individual and citizen of the Federal Republic of Germany. Overton's principal business address is c/o The Chartered Trust Company, Town Centre Mall, Butterfield Square, Providenciales, Turks & Caicos Islands, British West Indies. Mr. Tebbe's residence address is Le Columbia Palace, 11, Avenue Princesse Grace, Monte Carlo, MC 98000, Monaco.

         Overton is a holding company. Its principal business is owning the Common Stock of the Issuer on behalf of Gerold Tebbe. Mr. Tebbe has been self-employed for the past ten years as an inventor, specializing in developing products combining patented controlled-release technology he has developed with textiles, and other applications.

         Neither Mr. Tebbe nor Overton has, during the last five years, been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                                      N/A

ITEM 4.  PURPOSE OF TRANSACTION

         On February 24, 1998, Gerold Tebbe, the President, Chief Executive Officer, Secretary, Treasurer and a director of the Issuer, to satisfy a commitment he made to certain individuals and entities prior to his acquiring beneficial majority control of the Company through Overton, caused Overton to gift 1,449,182 shares of the Common Stock of the Issuer to those 486 individuals and a handful entities. The gift of shares by Overton included a gift of 50,000 shares to Deotexis AG, a Swiss corporation 100% owned and controlled by Gerold Tebbe.

                                                          Page 5 of 7 Pages

         Except as otherwise set forth in this Item 4, upon the completion of the actions discussed in this Item 4 (approximately March 1, 1998), neither Overton nor Mr. Tebbe had any intention, or was considering any proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries (other than the intention or Mr. Tebbe to cause the Issuer to acquire a manufactoring company, suited to its needs, in the United States or Europe, should such a suitable acquisition candidate be identified, subject to the Issuer's ability to finance such a transaction, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

         Gerold Tebbe and Overton reserve the right to determine in the future whether to change the purpose or purposes described above or whether to form intentions or adopt plans or proposals of the type specified above.

                                                          Page 6 of 7 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         On September 30, 1997, Overton, Mr. Gerold Tebbe, the Issuer, Mr. Gary Takata and Mr. Shigeru Masuda executed the Stock Purchase Agreement, pursuant to which Overton purchased a total of 4,183,125 shares of Common Stock from the Issuer for a price of $4,000,000, plus the reservation of a royalty by Mr. Tebbe with respect to sales of products by the Issuer utilizing certain patents, patent applications and associated intellectual property contributed to the Issuer by Mr. Tebbe, as required by the Stock Purchase Agreement. The Stock Purchase Agreement closed on October 10, 1997. Overton is 100% beneficially owned and controlled by Mr. Gerold Tebbe. On
         February 24, 1998, Mr. Tebbe caused Overton to gift 1,449,182 shares of the Issuer to 486 individuals and a handful of entities, to satisfy a commitment made prior to Overton's acquisition of the shares. Following this transfer, Overton continues to beneficially own 2,733,943 shares of Common Stock of the Issuer, representing 60.13% of the outstanding Common Stock of the Issuer. Following this transfer, Gerold Tebbe continues to beneficially own, through Overton and Deotexis AG, 2,783,943 shares of Common Stock of the Issuer, representing 61.23% of the outstanding Common Stock of the Issuer (see Item 4).

         Overton and Gerold Tebbe each have sole voting power and sole dispositive power over the Common Stock of the Issuer held by Overton. Neither Overton nor Gerold Tebbe was a party to any transaction with respect to the Common Stock of the Issuer, other than the Stock Purchase Agreement, within 60 days after the date thereof. Neither Overton nor Gerold Tebbe knows of any other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer held by Overton.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On September 30, 1997, Overton, Mr. Gerold Tebbe, the Issuer, Mr. Gary Takata, and Mr. Shigeru Masuda executed the Stock Purchase Agreement, pursuant to which Overton purchased a total of 4,183,125 shares of Common Stock of the Issuer for a price of $4,000,000 (see Item 5).
         The Stock Purchase Agreement closed on October 10, 1997. Other than the Stock Purchase Agreement, neither Overton nor Gerold Tebbe has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the Common Stock, including but not limited to, transfer or voting thereof, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                                      N/A

                                                          Page 7 of 7 Pages

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       ----------------------------------------
                                       (Date

                                         /s/ Gerold Tebbe
                                       ----------------------------------------
                                       (Signature)

                                       Overton Holdings Limited

                                        Gerold Tebbe, Authorized Signatory
                                       ----------------------------------------
                                       (Name/Title)



                                       ----------------------------------------
                                        Date

                                        /s/ Gerold Tebbe
                                       ----------------------------------------
                                        Signature

                                       Gerold Tebbe, Individual
                                       ----------------------------------------